









Hello,

Want to watch a TV series that teaches that you can love God and Nature? You bet! Nature movies or documentaries never even mention God, which is strange when more than 70% of the population believes in a higher power orchestrating the creation of the world. Mainstream media prefers to assume that we all showed up here by unplanned evolution. *The Riot and the Dance* will change this forever. Watch our pilot episode here:

REEMERGE CHANGED
THE
RIOT
AND THE
DANCE

We are partnering with Angel Studios to raise funds to make more nature episodes. Angel Studios has brought you shows like *The Chosen*, the first multiseason show about the life of Jesus Christ, that raised more than $10 million in crowdfunding.

This isn't like any regular crowdfund either. When you back this project, you're investing. So if the show makes money, you make money.*

BACK THIS PROJECT

The Director of *I Can Only Imagine*, one of the highest-grossing Christian films, said this about *The Riot and the Dance*, "I think this is something your whole family will enjoy. I'm backing this project and you should back it too!" - Jon Erwin

- The Riot and the Dance Team

** Disclaimer: Defining when the show makes money is when it has earned enough profit to both create future episodes and make distributions as determined by the managers of RATD Productions LLC at their sole discretion.*

Our mailing address is:
Gorilla Poet Productions
PO Box 9823
Moscow, ID 83843-0237